UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number 333-42720

GEMSTAR – TV GUIDE INTERNATIONAL, INC. 401(K) PLAN
(Exact Name of Registrant as Specified in its Charter)

6922 Hollywood Boulevard
12thFloor
Los Angeles, CA 90028
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	|_|	Rule 12h-3(b)(1)(i)	|X|
Rule 12g-4(a)(1)(ii)	|_|	Rule 12h-3(b)(1)(ii)	|_|
Rule 12g-4(a)(2)(i)	|_|	Rule 12h-3(b)(2)(i)	|_|
Rule 12g-4(a)(2)(ii)	|_|	Rule 12h-3(b)(2)(ii)	|_|
		Rule 15d-6	|_|

        Approximate number of holders of record as of the certification or notice date: 255

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 28, 2006	By: /s/ Marc Verville —————————————— Marc Verville Senior Vice President Corporate Finance Gemstar - TV Guide International, Inc.